1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

RICHARD HOROWITZ

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 8452 Fax

May 7, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:                    Ms. Lisa Larkin

Re:                             Bain Capital Specialty Finance, Inc. (the “Company”)

File No. 333-237460

Dear Ms. Larkin:

We are writing in response to comments you provided telephonically to Dechert LLP, counsel to the Company, on May 6, 2020 with respect to Pre-Effective Amendment No. 1 to the Registrant’s registration statement filed on Form N-2 (the “Registration Statement”) on May 5, 2020.  On behalf of the Registrant, we have summarized your comments below and provided the Registrant’s responses immediately thereafter. The below responses will be reflected in the final prospectus filed pursuant to Rule 497 under the Securities Act of 1933, as amended. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

1.                                      Comment: Please include a statement that the rights offering does not discriminate among stockholders, except for the possible de minimis effect of not offering fractional rights.

Response: The disclosure has been revised accordingly.

2.                                      Comment: Please include a statement that the Company will use its best efforts to ensure an adequate trading market for the rights will exist.

Response: The disclosure has been revised accordingly.

3.                                      Comment: Please include a statement that the Company’s board has made a good faith determination that the rights offering would result in a net benefit to existing stockholders.

Response: The disclosure has been revised accordingly.

4.                                      Comment: Please include a statement that stockholders who do not wish to exercise their rights should consider selling them.

Response: The disclosure has been revised accordingly.

*          *          *          *          *

Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz